APARTMENT INCOME REIT, L.P.

4582 South Ulster Street, Suite 1700
Denver, Colorado 80237

August 9, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apartment Income REIT, L.P. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on August 9, 2024.

Respectfully submitted,

APARTMENT INCOME REIT, L.P.
By: AIR-GP LLC, its General Partner

By: /s/ Paul Beldin
Name: Paul Beldin
Title: Executive Vice President and Chief Financial Officer